                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors approves 2006 financial statements

Board of Directors unanimous in appreciation of the work of management

Recommended dividend in line with last year: 0.1400 euro per ordinary share, 0.1510 euro per savings share

Net financial position equal to 37.3 billion euro, down over 2.5 billion euro compared with December 31, 2005

Industrial investments exceed 5 billion euro

Shareholders’ Meeting called in ordinary and extraordinary session

Mobile:

•

Italy: over 32.4 million lines, 4.2 million of which UMTS. Market share 40.4%

•

Brazil: Total market share reached 25.4% with 25.4 million customers. Market leader for revenues from services in Q4

WireIine:

•

8.7 million broadband lines reached across Europe,

of which 6.8 million in Italy

TELECOM ITALIA GROUP

REVENUES: 31,275 MILLION EURO (UP 4.5% COMPARED WITH 29,919 MILLION EURO FOR 2005); ORGANIC GROWTH 2.9%

EBITDA: 12,850 MILLION EURO (UP 2.7% COMPARED WITH 12,517 MILLION EURO FOR 2005); ORGANIC GROWTH 0.9%

EBIT: 7,437 MILLION EURO (DOWN 0.8% COMPARED WITH 7,499 MILLION EURO FOR 2005); ORGANIC VARIATION -1.2%

NET INCOME: 3,014 MILLION EURO

(DOWN 6.3%, 3,216 MILLION EURO IN 2005)

NET FINANCIAL BORROWINGS AT 31 DECEMBER 2006 EQUAL TO 37,301 MILLION EURO, DOWN OVER 2.5 BILLION EURO COMPARED WITH 31 DECEMBER 2005

TELECOM ITALIA SPA

Telecom Italia S.p.A data for 2006 include the data of TIM Italia S.p.A and Nuova Tin.it S.r.l. incorporated, respectively, on 1 March 2006 and 1 October 2006

REVENUES: 22,721 MILLION EURO (UP 42.8% COMPARED WITH 2005)

EBITDA: 10,610 MILLION EURO (UP 63.8% COMPARED WITH 2005)

EBIT: 6,782 MILLION EURO (UP 78.9% COMPARED WITH 2005)

NET INCOME: 4,144 MILLION EURO

* * *

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Variation in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the appendix.

Milan, 8 March 2007 – At today’s meeting the Telecom Italia Board of Directors, chaired by Guido Rossi, analyzed and approved the Group and Parent company’s full-year 2006 accounts.

TELECOM ITALIA GROUP

The financial results of the Telecom Italia Group for FY 2006 and the results of periods to which they are compared have been calculated according to accounting standards issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

The consolidation area as at December 31, 2006 differs from December 31, 2005 as follows:

-

Inclusion of the Liberty Surf Group (consolidated from 1 June 2005);

-

Exclusions: Entel Chile Group (sold in March 2005), Tim Hellas (sold in early June 2005), the Finsiel Group (sold in late June 2005), Tim Peru (sold in August 2005), the Buffetti Group (sold in January 2006) and Digitel Venezuela (sold in May 2006), previously stated as discontinued or soon-to-be discontinued operations, in addition to the exclusion of Wirelab (sold in February 2006), Ruf Gestion (sold in March 2006), Eustema (sold in April 2006), Telecom Italia Learning Services (sold in July 2006) and other minor businesses.

Revenues grew by 4.5% to 31,275 million euro compared with 2005 (29,919 million euro). Excluding exchange rate fluctuations (+385 million euro) and changes to the area of consolidation (+82 million euro), organic growth was equal to 2.9% (889 million euro).

The principle drivers of organic revenue growth in 2006 were:

1) An additional 677 million euro from the Brazil Mobile Business Unit, driven by the development of the customer base and the positive contribution from value-added services;

2) An additional 134 million euro from the Domestic Mobile Business Unit, up 1.3% on the preceding year. Growth was generated particularly by an increase in value-added services, a positive trend in revenues from outgoing (voice) traffic, and higher turnover from the sale of handsets. This was offset by the negative impact of new fixed/mobile and mobile/mobile termination tariffs;

3) Constant growth on the domestic and European broadband market and an increase in wholesale services, offset by a decline in traditional telephony connections associated in part with the reduction in termination tariffs and the migration of voice traffic from fixed-line to mobile;

4) A positive contribution from the Media Business Unit, where higher advertising income and the development of Digital Terrestrial revenues brought in an additional 28 million euro.

Revenues breakdown by activities:

(millions of euro)		Wireline:	Domestic Mobile	Brazil Mobile	MEDIA	Olivetti	Other operations	Cancellations and Adjustments	Consolidated total

Revenues	2006	17,795	10,210	3,964	207	440	1,563	(2,904)	31,275
	2005	17,834	10,076	2,900	180	452	1,321	(2,844)	29,919

EBITDA was equal to 12,850 million euro, 2.7% higher than in 2005 (12,517 million euro). The EBITDA margin corresponded to 41.1% in 2006 (41.8% in 2005). Organic growth was equal to 0.9% (+116 million euro), excluding changes to the consolidation area (-58 million euro), exchange-rate fluctuations (+91 million euro) and the impact of other non-organic items (+184 million euro). For further information on organic growth, please consult the attached tables.

On an organic basis, the EBITDA margin was 41.8% (42.7% in 2005). In addition to the impact of reduced termination tariffs, this margin was affected by growth in Brazil and in the European Broadband Project.

EBIT amounted to 7,437 million euro, little changed compared with the preceding year (down 62 million euro or -0.8%). This result was impacted by high levels of amortization (255 million euro more than during the same period in 2005), partly as a result of investment in network infrastructure development and business support. It should be noted that in the last quarter of 2006, the Telecom Italia Group re-assessed the useful life of selected assets in order to bring them up to date with developments in technology and changes in the market in recent years. This revision is estimated to have had a 319 million euro impact on EBIT through the lower depreciation of fixed assets. The EBIT margin corresponded to 23.8% (25.1% in 2005).

On an organic basis, this is 95 million euro lower (down 1.2% compared with 2005), excluding changes to the consolidation area (-41 million euro) and other non-organic items (+74 million euro). For more information on organic growth, please see the attached tables. On an organic basis, in 2006 the EBIT margin was 24.2% (25.2% in 2005).

The net consolidated result for 2006 was equal to 3,014 million euro (3,003 million euro before minority interests); in 2005, the Group net consolidated result was equal to 3,216 million euro (3,690 million euro before minority interests), a reduction of 6.3%. Beyond the effect of the already mentioned lower EBIT, this difference was impacted by the improved financial management balance (+173 million euro, essentially due to a reduction of net average exposure in 2006) partially offset by the lower result from the management of equity interests and from the release of provisions set aside for Avea, equal to -159 million euro) and to higher taxes on income, from lower profits from activities sold/or destined to be sold. (2005 included net capital gains of 550 million euro from disposals mainly linked to the sale of TIM Hellas and TIM Peru) and lower attributable profits of minority shareholders (+485 million euro predominantly as a result of the TIM merger).

Industrial investments in 2006 amounted to 5,114 million euro and was substantially in line with last year (5,173 million euro). A significant portion of overall fixed-line telephony investment (3,002 million euro, up 179 million euro compared with 2005) was spent on broadband development (principally, investment in ADSL) and on new services (IPTV, Alice services, video telephony, etc). Domestic mobile telephony investment of 1,146 million euro was predominantly associated with developing new technologies and systems to support the rollout of new offers and services.

Net financial position at 31 December 2006 amounted to 37,301 million euro (39,858 million euro at end 2005), down over 2.5 billion euro compared with the same period in 2005 as a consequence of cash generation from operations (9,476 million euro during 2006).  The 2.2 billion euro reduction in net financial debt from 30 September 2006 was, beyond operational dynamics, also due the cash-in of 546 million euro corresponding to the capital share that Telecom Italia and TIM paid for the year 1999 as fee for undertaking telecommunications operations (pursuant to article 20, Law no. 448, 23 Dec. 1998).

At 31 December 2006 the Group employed 83,209 people. Headcount was down by 3,322 compared with 31 December 2005.

Telecom Italia S.p.A. 2006 results

From 1 January 2006, Telecom Italia S.p.A., for the preparation of separate accounts, adopted IFRS accounting standards issued by the International Accounting Standards Board and authorized by the European Union. To facilitate comparisons, FY 2005 data has been reclassified in accordance with these International Accounting Standards. Telecom Italia S.p.A.’s statement of income, balance sheet and cash flow during FY 2006 reflects the situation after the merger of TIM Italia S.p.A. and Nuova Tin.it S.r.l. into Telecom Italia S.p.A., completed respectively on 1 March 2006 and 1 October 2006.

Revenues amounted to 22,721 million euro, up 42.8% (+6,808 million euro) compared with FY 2005, predominantly as a result of the incorporation of TIM Italia. On an equivalent consolidation basis, revenues were down 414 million euro (-1.8%) compared with FY 2005 (23,135 million euro).

EBITDA was equal to 10,610 million euro, up 63.8% (+4,133 million euro) compared with FY 2005 predominantly as a result of the incorporation of TIM Italia. The EBITDA margin corresponded to 46.7% of revenues (40.7% for 2005). On an equivalent consolidation basis, EBITDA for FY 2006 was down 195 million euro (-1.8%) compared with FY 2005 (10,805 million euro); this corresponds to 46.7% of revenues, unchanged from 2005.

EBIT was equal to 6,782 million euro, up 78.9% (+2,991 million euro) compared with FY 2005, predominantly as a result of the incorporation of TIM Italia. The EBIT margin was 29.8% of revenues (23.8% for 2005). On an equivalent consolidation basis, EBIT for FY 2006 was down 214 million euro (-3.1%) compared with FY 2005 (6,996 million euro); the EBIT margin was 29.8% (compared with 30.2% in FY 2005).

Telecom Italia S.p.A. posted a net result of 4,144 million euro, up 2,310 million euro compared with FY 2005, predominantly as a consequence of the incorporation of TIM Italia.

EVENTS AFTER DECEMBER 31, 2006

Acquisition of AOL Germany’s internet operations completed with Time Warner

On 28 February 2007 Telecom Italia and Time Warner Inc. completed a deal for the 665 million euro (USD 877 million) cash purchase of AOL Germany’s internet operations, owned by Time Warner.

Following this acquisition, Telecom Italia is today Germany’s second largest ISP with over 3 million customers (approximately 2.1 million broadband customers).

TI Media becomes Group Content Competence Center

Today’s Telecom Italia and TI Media Board Meetings adopted a resolution to set up a Content Competence Center, uniting all Group competencies in traditional and multimedia content under TI Media.

TI Media well leverage its know-how as Telecom Italia’s exclusive adviser in the planning and implementation of TV content for new platforms (IPTV, DVB-H, etc.), including associated rights acquisitions.

BUSINESS UNIT RESULTS

Telecom Italia Media results for 2006 were published in a press release issued today (8 March 2007) following the Board meeting called to approve the accounts.

WIRELINE

Revenues of 17,795 million euro were down 0.2% (-39 million euro) compared with 2005. On an organic basis, that is considering the same consolidation area and excluding the impact of exchange-rate fluctuations, revenues were down 0.7% (-123 million euro).

This result was significantly impacted by the reduction in fixed-mobile termination tariffs (-152 million euro) beginning from the second half of 2005, and by an acceleration in voice traffic migration from fixed-line to mobile networks. This negative trend was to a large extent offset by strong domestic and European broadband market growth. Excluding the negative impact of reduced termination tariffs, organic growth was equal to 0.2% (+29 million euro).

Retail telephony revenues amounted to 9,308 million euro, down 7.8% compared with 2005. Revenues were affected by an erosion of traffic from fixed-line in favor of mobile, by major regulatory changes (the reduction mentioned above in termination tariffs and the liberalization of “12xy” directory enquiry services).

Revenues generated in the internet segment were up 5.2% (+75 million euro) compared with 2005 to 1,511 million euro, spurred by strong growth in broadband revenues, which were up 11.5% compared with the same period in 2005 (+127 million euro). Wireline’s overall retail broadband customer portfolio in Italy exceeded 5.6 million accesses at December 31, 2006, up 17.1% compared with December 2005.

Data Business revenues of 1,743 million euro were down overall by 124 million euro (-6.6%) compared with 2005. This may be ascribed to increasingly fierce competition for the corporate and public administration markets, particularly in leased lines and traditional data transmission services. ICT services continued to register dynamic growth, up 9.5% compared with 2005 (+52 million euro).

Revenues from wholesale services amounted to 3,989 million euro, an overall increase of 13.1% (+463 million euro) compared with 2005. Revenues from domestic wholesale services rose to 2,131 million euro, up 9.2% compared with 2005 (+180 million euro). Revenues from international wholesale services grew by 18.0% compared with 2005 (+283 million euro) to 1,858 million euro.

European Broadband Project operations in France, Germany and Holland registered strong and continuous growth. Revenues amounted to 915 million euro (up 350 million euro compared with 2005). Organic growth, taking into account the addition of the Liberty Surf Group from the first half of 2005, was 40.1% (+262 million euro) on an equivalent consolidation basis. The broadband customer portfolio numbered 1.9 million at year-end, up 43.9% (an increase of 577,000) compared with end 2005.

EBITDA amounted to 7,474 million euro, down 2.3% (-176 million euro) compared with 2005. The EBITDA margin was equal to 42.0% (42.9% in 2005). Compared with 2005, the result was significantly impacted by changes to the revenues mix, by concerted commercial drives associated with the rollout of new business-oriented initiatives, and by increasing competitive pressure in Italy. The organic variation in Ebitda compared with 2005, excluding the positive impact of one-time items (associated predominantly with restructuring costs), EBITDA was down 3.0% (-239 million euro).

	FY	FY	Variation
	2006	2005	(a-b)
(million euro)	(a)	(b)	absolute	%
HISTORICAL EBITDA	7,474	7,650	(176)	(2.3)
Effect of changes to the consolidation area		-
Effect of exchange-rate fluctuations		-
Non-organic Charges (Income):	146	209
Transaction with other carriers	61	-
Restructuring charges	53	213
Other	32	(4)
COMPARABLE EBITDA	7,620	7,859	(239)	(3.0)

On an organic basis, the EBITDA margin was 42.8% (43.9% at December 2005).

With regard to domestic operations (excluding the European Broadband Project) and on an organic basis, the EBITDA margin was 44.7%, compared with 45.5% in 2005.

EBIT amounted to 4,396 million euro, a reduction of 2.0% (-92 million euro) compared with 2005. The EBIT margin was equal to 24.7% (25.2% in 2005). The organic variation, excluding changes to the consolidation area and the positive impact of exceptional items, was -3.3% compared with 2005 (-154 million euro).

FY	FY	Variation
2006	2005	(a-b)
(million euro)	(a)	(b)	absolute	%
HISTORICAL EBIT	4,396	4,488	(92)	(2.0)
Effect of changes to the consolidation area		(8)
Effect of exchange-rate fluctuations		-
Non-organic Charges (Income):	171	241
Non-organic Charges (Income) stated under EBITDA	146	209
Additional non-organic Charges (Income):	25	32
Capital gains on real estate sales	-	18
Other net Charges (Income)	25	14
COMPARABLE EBIT	4,567	4,721	(154)	(3.3)

On an organic basis, EBIT came to 25.7% of revenues (26.3% in 2005).

Industrial investment amounted to 3,002 million euro, up 6.3% compared with 2005 (+179 million euro). The increase may be ascribed principally to European Broadband Project’s development.

The headcount stood at 55,705, down 1,282 compared with 31 December 2005.

DOMESTIC MOBILE

Revenues for 2006 of 10,210 million euro were up 1.3% compared with 2005 (+134 million euro). This result was penalized by the coming into force of the new terminations price list (which had a 372 million euro impact). Excluding this item, 5.0% growth was registered in comparison with 2005.

In 2006, growth was driven, in particular, by the strong performance of value added services (VAS), which rose 10.2% (152 million euro) compared with 2005 to 1,649 million euro. This growth was driven by ongoing innovation of the interactive services portfolio VAS revenues now account for 16.2% of overall revenues (14.9% in 2005), and 17.5% of revenues from services (16.0% in 2005). “Voice” revenues totalling 7,292 million euro registered growth for outbound traffic (+2.6%) and a diminution for inbound traffic (-14.2%), which was also negatively impacted by the new terminations price list. Excluding this factor, incoming voice revenues were 4.1% higher than in 2005. Revenues from the sale of handsets rose 15.0% to 812 million euro (106 million euro higher than in 2005).

EBITDA was down 0.9% to 5,042 million euro (44 million euro lower than in 2005). The EBITDA margin was 49.4% (50.5% in 2005). Compared with 2005, in addition to the previously-mentioned cut in termination rates and changes to the mix of revenues, the result was impacted by higher spending on marketing levers associated with a marked increase in acquisitions, and by the rollout of new innovative services. On an organic basis, excluding the impact of one-time items (associated predominantly with restructuring costs), EBITDA was down 0.7% (37 million euro lower).

	FY	FY		Variation
	2006	2005		(a-b)
(million euro)	(a)	(b)	absolute	%
HISTORICAL EBITDA	5,042	5,086	(44)	(0.9)
Non-organic Charges (Income):	22	15
Restructuring charges	19	33
Other	3	(18)
COMPARABLE EBITDA	5,064	5,101	(37)	(0.7)

On an organic basis, the EBITDA margin was 49.6% (50.6% in 2005). Excluding the impact of the new terminations price list, EBITDA rose 2.9% (+146 million euro).

EBIT was down 3.0% to 3,742 million euro (114 million euro lower than in 2005). The EBIT margin was 36.7% (38.3% in 2005). On an organic basis, excluding the impact of one-time items, EBIT was down -2.8% (-107 million euro).

FY	FY	Variation
2006	2005	(a-b)
(million euro)	(a)	(b)	absolute	%
HISTORICAL EBIT	3,742	3,856	(114)	(3.0)
Non-organic Charges (Income):	22	15
Non-organic Charges (Income) stated under EBITDA	22	15
COMPARABLE EBIT	3,764	3,871	(107)	(2.8)

On an organic basis, the EBIT margin was 36.9% (38.4% in 2005).

Industrial investment amounted to 1,146 million euro, a reduction of 130 million euro compared with 2005. This was due to lower requirements owing to progressive network rollout, and to investment synergies with the fixed-line network.

At 31 December 2006, TIM remained the Italian market leader with more than 32.4 million lines supplied. This corresponds to a 40.4% market share. TIM had more than 4.2 million UMTS customers, corresponding to 13% of all TIM customers.

BRAZIL MOBILE

(Average euro/real exchange rate 2006: 0.365843)

The Brazilian market continued to grow in 2006, though at a slightly slower pace than in 2005. By the end of 2006, the market reached 99.9 million lines (53.2% population penetration), compared with 86.2 million in 2005 (47.2% penetration). The TIM Brasil Group further strengthened its position as the number two player on the market: the company’s market share for lines increased to 25.4% (from 23.4% at end 2005), further closing the gap with the number one operator (4 percentage points at end 2006, compared with 11 percentage points at end 2005).

The TIM Brasil Group is the only carrier on the market to offer nationwide GSM coverage. At 31 December 2006, the company had a 25.4 million-strong customer base (+26% compared with December 31, 2005), and confirmed its GSM market leadership with 23.1 million lines.

In 2006, the TIM Brasil Group’s consolidated revenues amounted to 10,836 million reais, up 23.4% compared with 2005; revenues from services were up 27.9%. This result was driven by strong growth in the customer base, and by revenues from value-added services, which accounted for 6.9% of revenues from services (up from 5.7%). Notably, in the fourth quarter of 2006 TIM Brasil reached market leadership in terms of revenues from services, and in 2006 posted a better EBITDA margin than any of its competitors. In 2006, there were regulatory changes (abolition of the “Bill and Keep” rule) which generated a positive impact on revenues equal to 794 million reais and a similar increase in interconnection costs.

Consolidated EBITDA amounted to 2,596 million reais, an increment of 83.9% (up 1,184 million reais compared with 2005). The EBITDA margin equated to 24.0%, a 7.9 percentage point improvement over 2005. Organic EBITDA growth compared with 2005 came to 81.7%. On an organic basis, the EBITDA margin was 24.1% (16.3% in 2005).

	FY	FY	Variation
	2006	2005	(a-b)
(million reais)	(a)	(b)	absolute	%
HISTORICAL EBITDA	2,596	1,412	1,184	83.9
Non-organic Charges (Income):	11	23
Restructuring charges	11	8
Other	0	15
COMPARABLE EBITDA	2,607	1,435	1,172	81.7

Consolidated EBIT amounted to 58 million reais (compared with minus 574 million reais in 2005). The result improved over 2005 despite higher depreciation and amortization (up from 1,953 million reais in 2005 to 2,540 million reais in 2006), associated principally with network infrastructure and IT systems investment.

On an organic basis, EBIT in 2006 amounted to 69 million reais, a 592 million reais improvement over the figure for 2005.

	FY	FY	Variations
	2006	2005	(a-b)
(million reais)	(a)	(b)	absolute	%
HISTORICAL EBIT	58	(574)	632	-
Non-organic Charges (Income):	11	51
Non-organic Charges (Income) stated under EBITDA	11	23
Additional non-recurring Charges (Income):
Additional non-organic Charges (Income):	0	28
Other net Charges (Income)	0	28
COMPARABLE EBIT	69	(523)	592	-

Industrial investments amounted to 1,910 million reais (2,551 million reais in 2005). The 641 million reais reduction reflects progress in the completion of nationwide coverage.

OLIVETTI

Revenues for 2006 amounted to 440 million euro, a reduction of 12 million euro (-2.7%) compared with the same period in 2005.

On an equivalent consolidation area basis, excluding the effects of exchange rate fluctuations and the sale of intellectual property to Telecom Italia, the organic variation was negative 5 million euro. The reduction may be ascribed to lower revenues from traditional inkjet and gaming products that were only partially offset by higher revenues from specialist printers, new inkjet products (multifunction color printers and portable photo printers, brought to market in late 2005), and professional office products.

EBITDA was a negative 33 million euro, down 18 million euro compared with FY 2005, predominantly as a result of launch campaigns for the new inkjet products and reduction of margins from traditional inkjet and gaming products.

On an organic basis, EBITDA rose by 5 million euro and is broken down thus:

	FY	FY	Variation
	2006	2005
(million euro)	(a)	(b)	absolute	%
HISTORICAL EBITDA	(33)	(15)	(18)
Changes to the consolidation area	-	2
Non-organic Charges (Income):	21	(4)
Industrial restructuring	13	-
Voluntary redundancy incentives and job transfers	8	-
Other charges (income)	-	(4)
COMPARABLE EBITDA	(12)	(17)	5	29.4

This improvement may predominantly be ascribed to cost savings arising from fixed-cost structure rationalization, and the use of provisions previously set aside for the Olivetti do Brasil affiliate.

EBIT was a negative 50 million euro, down 12 million euro compared with 2005. On an organic basis, EBIT was positive 3 million euro, as follows:

	FY	FY	Variation
	2006	2005
(million euro)	(a)	(b)	absolute	%
HISTORICAL EBIT	(50)	(38)	(12)	31.6
Effect of changes to the consolidation area	-	2
Non-organic Charges (Income):	19	2
Non-organic Charges (Income) stated under EBITDA	21	(4)
Other non-organic Charges (Income):	(2)	6
Capital gains on the sale of non-current activities	(2)	-
Other charges (income)	-	6
COMPARABLE EBIT	(31)	(34)	3	8.8

Industrial investment amounted to 10 million euro, 9 million euro lower than in 2005.

At 31 December 2006 the headcount was 1,428 (1,750 at end 2005) with 1,278 employees in Italy and 150 outside Italy.

CORPORATE GOVERNANCE

At today’s meeting, the Board approved a series of amendments to the company’s corporate governance documentation. Among other things, these changes bring the documents into line with Italy’s recent savings protection law and the March 2006 update to the Italian Stock Exchange Code of Conduct.

The following were specifically approved:

•

A new version of the Code of Conduct, incorporating pre-existing regulations regarding operations with related parties;

•

A procedure regulating all flows of information to non-executive Directors and Auditors, in substitution of previous provisions regarding the discharge of obligations pursuant to article 150, Legal Decree no. 58/1998, for the purposes of coordinating all methods of information circulation and disclosure to members of administrative and auditing bodies;

•

An updated version of the Disclosure Committee Charter.

No amendments were made to passages that cover issues for which CONSOB regulation is legally required, as these regulations have yet to be adopted.

All new corporate governance documents shall be available online, as per standard practice, on the www.telecomitalia.it web site, under the Governance section.

CALL FOR SHAREHOLDERS’ MEETING AND PROPOSED DIVIDEND

The Board has called the General Shareholders’ Meeting as follows:

-

April 14, on first call, in extraordinary session;

-

April 15, on first call, in ordinary session, and on second call, in extraordinary session;

-

April 16, on second call, in ordinary session and on third call, in extraordinary session.

In view of the amount of net income generated in 2006, on approval of the company accounts the Shareholders’ Meeting shall be recommended to distribute a dividend in line with last year’s figure, at 0.1400 euro per ordinary share and 0.1510 euro per savings share.

The dividend shall be paid out from 26 April 2007, ex-coupon on 23 April 2007.

In ordinary session, the Shareholders’ Meeting shall be called upon to appoint a new Board of Directors, which finishes its term on approval of the 2006 accounts. The Shareholders’ Meeting shall also be called upon to pass a resolution to appoint a new Acting Auditor following the resignation of the previous incumbent. With regard to the appointment of the Board of Directors, the Board shall not be submitting recommendations, but rather awaits shareholder presentation of suitable lists, as per company bylaws. For the Board of Auditors, up until the end of its current term (with the approval of the 2008 accounts), the Board of Directors has recommended the appointment of Enrico Maria Bignami (a former alternate auditor who replaced Stefano Meroi, and was on the same “minority” list) as Acting Auditor, and the appointment of Luigi Gaspari as an Alternate Auditor. The two candidates’ CVs/resumes are in the appendix to the relevant documents.

The 2006 accounts Auditor’s Report brings to an end the three-year appointment of external auditors Reconta Ernst & Young S.p.A. The Board of Auditors shall be making a recommendation to the April Shareholders’ Meeting to extend this appointment until 2009.

The Shareholders’ Meeting shall also be called upon to approve an incentive and retention package for top management through the free allocation of shares. Targeted at Executive Directors with direct responsibility for Telecom Italia’s business results and managers with strategic roles within the Group as nominated by the Board of Directors, the plan requires Shareholders’ Meeting authorization to acquire a maximum of 25 million of the company’s shares on the market, following the cancellation of the current resolution of authorization, passed by the Shareholders’ Meeting on April 13, 2006.

Lastly, the Shareholders’ Meeting shall be called upon to approve a series of changes to the Shareholders’ Meeting regulations and to the company bylaws, reflecting the need to incorporate recent changes in the legal framework and Code of Conduct (in particular, the appointment of a company manager responsible for drafting the company’s accounting documents, regulations regarding shareholder-sponsored additions to the Shareholders’ Meeting agenda, regulations for publishing lists), and updates to a number of provisions in both documents (company purpose, the method for appointment the Board of Directors and the Board of Auditors, regulations regarding postal voting).

All information shall be published on the www.telecomitalia.it web site, under the Investors section.

Telecom Italia

Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.com/investors

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain non-IFRS measures are presented for purposes of a better understanding of the trend of operations and the financial condition of the Group and the Parent, Telecom Italia, for the years ended December 31, 2006 and 2005. However, such measures should not be construed as a substitute for the operating and financial information required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and of the Parent, in addition to EBIT. These measures are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of losses / (profits) of associates and joint ventures accounted for using the equity method (*)
EBIT (Operating Income)
+/-	Impairment losses / (reversals) on non-current assets
+/-	Losses / (gains) realized on disposals of non-current assets
+	Depreciation and amortization
EBITDA (Operating income before depreciation and amortization, Capital gains / (losses) realized and Impairment reversals / (losses) on non-current assets)

(*) caption in Group consolidated financial statements only

•

Organic change in Revenues, EBITDA and EBIT.  This measure expresses changes (amount  and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia deems that the presentation of such additional information allows the operating performance of the Group (as a whole and of the Business Units) and the Parent to be interpreted in a more effective manner.

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

The Statements of Income and the Balance Sheets as well as the Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report on Operations of the 2006 Annual Report and are unaudited. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2006.

In addition, the Statements of Cash Flows of the Telecom Italia Group and the Parent, herewith presented, are those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2006, respectively.

Please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2006 has not yet been completed.

TELECOM ITALIA GROUP

CONSOLIDATED STATEMENTS OF INCOME

(millions of euro)	Year 2006 (a)	Year 2005 (b)	Change (a-b)	%
Revenues	31.275	29.919	1.356	4,5
Other income	606	678	(72)	(10,6)
Total operating revenues and other income	**31.881**	**30.597**	**1.284**	**4,2**
Purchases of materials and external services	(14.191)	(12.937)	(1.254)	9,7
Personnel costs	(3.801)	(4.142)	341	(8,2)
Other operating expenses	(1.543)	(1.468)	(75)	5,1
Changes in inventories	8	(4)	12	(300,0)
Capitalized internal construction costs	496	471	25	5,3
OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS (EBITDA)	**12.850**	**12.517**	**333**	**2,7**
Depreciation and amortization	(5.487)	(5.232)	(255)	4,9
Gains (losses) on disposals of non-current assets (1)	95	242	(147)	0,0
Impairment reversals (losses) on non-current assets	(21)	(28)	7	(25,0)
OPERATING INCOME (EBIT)	**7.437**	**7.499**	**(62)**	**(0,8)**
Share of profits (losses) of associates and joint ventures accounted for using the equity method	51	23	28	121,7
Financial income	3.041	3.144	(103)	(3,3)
Financial expenses	(5.014)	(5.131)	117	(2,3)
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	**5.515**	**5.535**	**(20)**	**(0,4)**
Income taxes	(2.519)	(2.395)	(124)	5,2
NET INCOME FROM CONTINUING OPERATIONS	**2.996**	**3.140**	**(144)**	**(4,6)**
Net income (loss) from discontinued operations/assets held for sale	7	550	(543)	(98,7)
NET INCOME FOR THE YEAR	**3.003**	**3.690**	**(687)**	**(18,6)**
of which:				
· **Net income attributable to equity holders of the Parent**	**3.014**	**3.216**	**(202)**	(6,3)
· Net income (loss) attributable to Minority interests	(11)	474	(485)	(102,3)

(1) Excludes capital gains/losses realized on disposals of equity investments classified as discontinued operations/assets held for sale and equity investments other than in subsidiaries.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euro)	Year 2006	Year 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income from continuing operations	2.996	3.140
Adjustments to reconcile net income from continuing operations to cash flows generated by (used in) operating activities:		
Depreciation and amortization	5.487	5.232
Impairment (Reversals) losses on non-current assets (including investments)	1	3
Net change in deferred tax assets and liabilities	1.843	1.347
Net (gains) losses realized on disposals of non-current assets (including investments)	(317)	(327)
Share of (profits) losses of associates and joint ventures accounted for using the equity method	(51)	(23)
Change in employee severance indemnities and other employee-related provisions	(114)	255
Change in other operating assets/liabilities:		
Change in inventories	-	(5)
Change in trade receivables and net receivables on construction contracts	(461)	329
Change in trade payables	(10)	184
Net change in miscellaneous receivables/payables and other assets/liabilities	(180)	(357)
CASH FLOWS GENERATED BY (USED IN) OPERATING ACTIVITIES (A)	**9.194**	**9.778**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisitions of intangible assets on an accrual basis	*(2.187)*	*(1.785)*
Acquisitions of tangible assets on an accrual basis	*(2.927)*	*(3.388)*
Total acquisitions of intangible and tangible assets on an accrual basis	(5.114)	(5.173)
Change in amounts due to fixed asset suppliers	*10*	*158*
Total acquisitions of intangible and tangible assets on a cash basis	(5.104)	(5.015)
Acquisitions of investments in subsidiaries and businesses, net of cash acquired (I)	-	(390)
Acquisitions of other investments	(206)	(14.544)
Change in financial receivables and other financial assets	(264)	(474)
Proceeds on sale of investments in subsidiaries, net of cash disposed of (II)	345	2.052
Proceeds on sale / repayments of intangible, tangible and other non-current assets (II)	1.038	950
CASH FLOWS GENERATED BY (USED IN) INVESTING ACTIVITIES (B)	**(4.191)**	**(17.421)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in current financial liabilities and others liabilities	(204)	(1.053)
Proceeds from non-current financial liabilities (including current portion)	5.222	15.357
Repayments of non-current financial liabilities (including current portion)	(9.995)	(3.151)
Proceeds from equity instruments	2	102
Share capital increases/repayments	-	(160)
Dividends paid (distribution of reserves included)	(2.997)	(2.328)
CASH FLOWS GENERATED BY (USED IN) FINANCING ACTIVITIES (C)	**(7.972)**	**8.767**
CASH FLOWS GENERATED BY (USED IN) DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	**(13)**	**26**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(2.982)**	**1.150**
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (F)	**9.958**	**8.667**
Net effect of foreign currency translation on net cash and cash equivalents (G)	(16)	141
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (H=E+F+G)	**6.960**	**9.958**

ADDITIONAL CASH FLOW INFORMATION:

(millions of euro)	Year 2006	Year 2005
Income taxes (paid) received	(566)	(708)
Interest expense paid	(3.108)	(2.796)
Interest income received	1.156	1.067
Dividends received	63	61

(I) Net of change in payables arising from the related acquisition.

(II) Net of change in receivables arising from the related disposal.

 TELECOM ITALIA GROUP

TELECOM ITALIA GROUP - CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)		12/31/2006	12/31/2005	Change
		(a)	(b)	(a-b)
Non-current financial liabilities (*)				
Financial payables		37.391	39.522	(2.131)
Finance lease liabilities		1.847	1.894	(47)
Non-current liabilities for hedging derivatives		1.451	730	721
Other financial liabilities		114	-	114
	(1)	40.803	42.146	(1.343)
Less:				
Non-current financial receivables for lessors' net investments		*(229)*	*(212)*	(17)
Non-current assets for hedging derivatives		*(243)*	*(276)*	*33*
		(472)	(488)	16
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A)	40.331	41.658	(1.327)
Current financial liabilities (*)				
Financial payables		5.143	9.323	(4.180)
Finance lease liabilities		269	234	35
Current liabilities for hedging and non-hedging derivatives		231	249	(18)
Other financial liabilities		10	6	4
	(2)	5.653	9.812	(4.159)
Less:				
Current financial receivables for lessors' net investments		*(148)*	*(122)*	(26)
Current assets for hedging derivatives		*(207)*	*(195)*	*(12)*
		(355)	(317)	(38)
TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B)	5.298	9.495	(4.197)
Financial liabilities relating to discontinued operations/assets held for sale	(C) (3)	-	143	(143)
TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C)	45.629	51.296	(5.667)
Current financial assets (*)				
Securities		(812)	(378)	(434)
Financial receivables and other current financial assets		(433)	(509)	76
Cash and cash equivalents		(7.219)	(10.323)	3.104
	(4)	(8.464)	(11.210)	2.746
Less:				
Current financial receivables for lessors' net investments		*148*	*122*	26
Current assets for hedging derivatives		*207*	*195*	12
		355	317	38
	(E)	(8.109)	(10.893)	2.784
Financial assets relating to discontinued operations/assets held for sale	(F) (5)	-	(37)	37
TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F)	(8.109)	(10.930)	2.821
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	(H=D+G)	37.520	40.366	(2.846)
Non-current financial assets (*)				
Securities other than investments		(12)	(8)	(4)
Financial receivables and other non-current financial assets		(679)	(988)	309
	(6)	(691)	(996)	305
Less:				
Non-current financial receivables for lessors' net investments		229	212	17
Non-current assets for hedging derivatives		243	276	*(33)*
		472	488	(16)
TOTAL NON-CURRENT FINANCIAL ASSETS (*)	(I)	(219)	(508)	289
NET FINANCIAL DEBT	(L=H+I)	37.301	39.858	(2.557)
COMPOSITION OF THE NET FINANCIAL DEBT:				
Total gross financial debt:				
Non-current financial liabilities	(1)	40.803	42.146	(1.343)
Current financial liabilities	(2) + (3)	5.653	9.955	(4.302)
		46.456	**52.101**	**(5.645)**
Total gross financial assets				
Non-current financial assets	(6)	(691)	(996)	305
Current financial assets	(4) + (5)	(8.464)	(11.247)	2.783
		(9.155)	**(12.243)**	**3.088**
		37.301	39.858	(2.557)

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

TELECOM ITALIA GROUP

DEBT STRUCTURE, BOND ISSUES AND BONDS REACHING MATURITY

In recent years, the Telecom Italia Group has significantly improved the characteristics of its debt. It has extended the average maturity to eight years (compared with 4.6 years in 2001), while restricting average debt costs to around 5%.

During the course of 2006, the Telecom Italia Group undertook three new issues as part of its 15 billion-euro Euro Medium Term Note Programme:

a) On May 19, 2006, a fixed-rate Telecom Italia S.p.A. dual-tranche issue of respectively (i) 750 million euro and (ii) GBP 400 million;

b) On June 9, 2006, a 750 million euro variable-rate Telecom Italia S.p.A issue;

c) On September 14, 2006, a partial extension of the maturity on the “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006” bond to September 14, 2008. At December 31, 2006 the nominal outstanding debt on this bond was equal to 499,669,000 euro.

On July 18, 2006 Telecom Italia Capital S.A. issued a multi-tranche bond on the US market for a total of USD 2,600 million (in three tranches of, respectively, USD 850 million, 750 million and 1,000 million).

The redemption value of bonds maturing over the 18-month period subsequent to the closure of the FY 2006 accounts issued by Telecom Italia S.p.A. and by Telecom Italia Finance guaranteed by Telecom Italia S.p.A., taking into account bond buybacks, was equal to 5,379 million euro:

•

1,250 million euro, maturing on February 1, 2007, duly repaid;

•

1,720 million euro, maturing on April 24, 2007;

•

1,658.86 million euro, maturing on January 24, 2008;

•

750 million euro, maturing on June 9, 2008.

Bonds issued by companies of the Group to third parties do not contain either financial covenants or clauses which can cause the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

It should be underscored that all of the contracts for loans, other than bond issues, granted directly by the European Investment Bank (EIB), which are recorded in the financial statements at Deptember 30, 2006 for euro 1.740 million, are covered by bank guarantees for the full and exact amount of the company’s economic obligations (with the exception of a single loan for euro 350 million). These guarantees have been issued by banks that have credit ratings of not less than “A-“ assigned by Standard & Poor’s or an equivalent level assigned by other agencies. The loan contracts contain negative pledge clauses, that is, limitations regarding activities of the company which could influence its ability to produce profits and therefore meet the commitments undertaken, yet leaving ample operating possibilities in line with international contract best practice.

Moreover, the major bank loans carried by the subsidiaries in Brazil provide for personal and real guarantees, financial covenants (i.e. obligations of the company to respect certain financial indexes), negative pledge clauses and other covenants.

The existing committed credit lines as of year-end 2006, composed of the Revolving Credit Facility, amount to euro 8 billion so splitted:

-          an undrawn credit line of euro 2 billion expiring in March 2007;

-          a credit line of euro 6 billion expiring in August 2012, drawn for euro 1.5 billion.

Such composition and level have been reached after some reimbursements of the credit line expiring in 2012 in combination with some partial early cancellation of the one expiring in 2007 took place during the year.

Furthermore, the euro 2 billion of residual amount of the syndicated credit line expiring in March 2007, has been cancelled on January 15, 2007. At once, the Revolving Credit Facility maturing in 2012’s plafond has been increased by the same amount.

Therefore the global amount of available committed credit lines is equal to euro 8 billion.

Moreover, at December 31, 2006, the total unused and available committed credit lines amount to euro 6.6 billion.

It should be stressed that Telecom Italia’s syndicated bank lines do not contain financial covenants for non-compliance which require the repayment of the existing loan. They do provide for the normal negative pledge clauses (within the limits of requirements for operations). These credit lines are subject, only with regard to the interest margin, to variations in the ratings which would pertain to the credit risk of the company, on the basis of a pre-set grid.

***

TELECOM ITALIA S.P.A.

TELECOM ITALIA S.P.A. - STATEMENTS OF INCOME

(millions of euro)	Year 2006 (a)	Year 2005 (b)	Change (a-b)	Change %
Revenues	22.721	15.913	6.808	42,8
Other income	405	422	(17)	(4,0)
Total operating revenues and other income	**23.126**	**16.335**	6.791	41,6
Purchases of materials and external services	(9.180)	(6.482)	(2.698)	41,6
Personnel costs	(3.004)	(2.907)	(97)	3,3
Other operating expenses	(751)	(715)	(36)	5,0
Changes in inventories	5	(31)	36	°
Capitalized internal construction costs	414	277	137	49,5
OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION, GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS (EBITDA)	**10.610**	**6.477**	4.133	63,8
Depreciation and amortization	(3.934)	(2.940)	(994)	33,8
Gains (losses) on disposals of non-current assets (1)	110	262	(152)	°
Impairment reversals (losses) on non-current assets	(4)	(8)	4	
OPERATING INCOME (EBIT)	**6.782**	**3.791**	2.991	78,9
Financial income	2.883	2.242	641	28,6
Financial expenses	(3.415)	(3.276)	(139)	4,2
INCOME BEFORE TAXES	**6.250**	**2.757**	3.493	°
Income taxes	(2.106)	(923)	(1.183)	°
NET INCOME FOR THE YEAR	**4.144**	**1.834**	2.310	°

TELECOM ITALIA S.P.A. - BALANCE SHEETS

(millions of euro)	12/31/2006 (a)	12/31/2005 (b)	Change (a-b)
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Goodwill and other intangible assets with an indefinite life	40.013	39.184	829
Intangible assets with a finite life	4.897	1.679	3.218
	44.910	40.863	4.047
Tangible assets			
Property, plant and equipment owned	12.476	10.665	1.811
Assets held under finance leases	1.512	1.558	(46)
	13.988	12.223	1.765
Other non-current assets			
Investments	10.913	16.110	(5.197)
Securities, financial receivables and other non-current financial assets	670	647	23
Miscellaneous receivables and other non-current assets	542	1.090	(548)
Deferred tax assets	714	2.399	(1.685)
	12.839	20.246	(7.407)
TOTAL NON-CURRENT ASSETS (A)	**71.737**	**73.332**	**(1.595)**
CURRENT ASSETS			
Inventories	125	76	49
Trade and miscellaneous receivables and other current assets	6.853	6.450	403
Current tax assets	258	300	(42)
Financial receivables and other current financial assets	266	196	70
Cash and cash equivalents	5.208	6.601	(1.393)
TOTAL CURRENT ASSETS (B)	**12.710**	**13.623**	(913)
TOTAL ASSETS (A+B)	**84.447**	**86.955**	**(2.508)**
EQUITY AND LIABILITIES			
EQUITY			
- Share capital issued	10.674	10.668	6
. less: Treasury shares	(1)	(1)	-
- Share capital	10.673	10.667	6
- Reserves	7.934	10.759	(2.825)
- Retained earnings, including net income for the year	5.916	1.101	4.815
			-
TOTAL EQUITY (C)	**24.524**	**22.528**	**1.996**
NON-CURRENT LIABILITIES			
Non-current financial liabilities	40.069	41.140	(1.071)
Employee severance indemnities and other employee-related provisions	1.143	1.104	39
Deferred tax liabilities	134	-	134
Provisions for risks and future charges	646	393	253
Miscellaneous payables and other non-current liabilities	1.680	1.880	(200)
TOTAL NON-CURRENT LIABILITIES (D)	**43.672**	**44.517**	**(845)**
CURRENT LIABILITIES			
Current financial liabilities	6.690	12.869	(6.179)
Trade and miscellaneous payables and other current liabilities	9.436	7.032	2.404
Current tax liabilities	125	9	116
TOTAL CURRENT LIABILITIES (E)	**16.251**	**19.910**	**(3.659)**
TOTAL LIABILITIES (F=D+E)	**59.923**	**64.427**	**(4.504)**
TOTAL EQUITY AND LIABILITIES (C+F)	**84.447**	**86.955**	**(2.508)**

TELECOM ITALIA S.P.A. - STATEMENTS OF CASH FLOWS

(thousands of euro)	Year 2006	Year 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the year	4.143.577	1.833.583
Adjustments to reconcile net income to cash flows generated by (used in) operating activities		
Depreciation and amortization	3.934.599	2.940.595
Impairment (reversals) losses on non-current assets (including investments)	325.269	380.310
Net change in deferred tax assets and liabilities	1.729.521	1.382.607
Net (gains) losses realized on disposals of non-current assets (including investments)	(64.751)	(238.825)
Change in employee severance indemnities and other employee-related provisions	(117.830)	186.046
Change in other operating assets/liabilities:		
Change in inventories	1.144	37.911
Change in trade receivables and net receivables on construction contracts	(138.317)	411.897
Change in trade payables	286.436	(218.297)
Net change in miscellaneous receivables/payables and other assets/liabilities	(261.123)	(920.071)
CASH FLOWS GENERATED BY (USED IN) OPERATING ACTIVITIES (A)	**9.838.525**	**5.795.756**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisitions of intangible assets on an accrual basis	*(1.537.046)*	*(741.767)*
Acquisitions of tangible assets on an accrual basis	*(2.187.544)*	*(1.687.503)*
Total acquisitions of intangible and tangible assets on an accrual basis	(3.724.590)	(2.429.270)
Change in amounts due to fixed asset suppliers	*319.379*	*307.611*
Total acquisitions of intangible and tangible assets on a cash basis	(3.405.211)	(2.121.659)
Acquisitions of investments and businesses (I)	(149.129)	(15.701.068)
Acquisition of cash and cash equivalents as a result of the merger with Tim Italia and Tin.it	1.354.493	
Change in financial receivables and other financial assets	(70.656)	(45.439)
Proceeds on the distribution of dividends by Telecom Italia Media	361.654	
Proceeds on sale/repayments of intangible, tangible and other non-current assets (II)	414.868	1.532.174
CASH FLOWS GENERATED BY (USED IN) INVESTING ACTIVITIES (B)	**(1.493.981)**	**(16.335.992)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in current financial liabilities and other liabilities	(3.403.108)	1.238.357
Proceeds from non-current financial liabilities (including current portion)	6.512.474	14.938.459
Repayments of non-current financial liabilities (including current portion)	(9.695.258)	(3.368.477)
Proceeds from equity instruments		29.200
Dividends paid (distribution of reserves included)	(2.782.728)	(1.922.980)
CASH FLOWS GENERATED BY (USED IN) FINANCING ACTIVITIES (C)	**(9.368.620)**	**10.914.559**
AGGREGATE CASH FLOWS (D=A+B+C)	**(1.024.076)**	**374.323**
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (E)	**5.812.567**	**5.438.244**
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (F=D+E)	**4.788.491**	**5.812.567**

(I) Net of change in payables following the related acquisition.
(II) Net of change in receivables following the related disposal.

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(thousands of euro)	Year 2006	Year 2005
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		
Cash and cash equivalents	6.601.126	6.007.554
Bank borrowings repayable on demand	(788.559)	(569.310)
	5.812.567	**5.438.244**
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
Cash and cash equivalents	5.207.976	6.601.126
Bank borrowings repayable on demand	(419.485)	(788.559)
	4.788.491	**5.812.567**

ADDITIONAL CASH FLOW INFORMATION:

(thousands of euro)	Year 2006	Year 2005
Income taxes (paid) received	(647.180)	(586.725)
Interest expense paid	(2.334.590)	(1.606.340)
Interest income received	511.460	368.630
Dividends received	2.167.152	1.403.787

TELECOM ITALIA S.P.A. - NET FINANCIAL DEBT

(millions of euro)		12/31/2006 (a)	12/31/2005 (b)	Change (a-b)
Non-current financial liabilities (*)				
Financial payables		37.466	38.760	(1.294)
Finance lease liabilities		1.823	1.855	(32)
Non-current liabilities for hedging derivatives		780	525	255
	(1)	40.069	41.140	(1.071)
Less:				
Non-current financial receivables for lessors' net investments		(222)	(203)	(19)
Non-current assets for hedging derivatives		(156)	(31)	(125)
		(378)	(234)	(144)
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	**(A)**	**39.691**	**40.906**	**(1.215)**
Current financial liabilities (*)				
Financial payables		6.305	12.536	(6.231)
Finance lease liabilities		258	215	43
Current liabilities for hedging and non-hedging derivatives		118	114	4
Other financial liabilities		9	4	5
	(2)	6.690	12.869	(6.179)
Less:				
Current financial receivables for lessors' net investments		(141)	(113)	(28)
Current assets for hedging derivatives		(91)	(66)	(25)
		(232)	(179)	(53)
TOTAL CURRENT FINANCIAL LIABILITIES (*)	**(B)**	**6.458**	**12.690**	**(6.232)**
TOTAL GROSS FINANCIAL DEBT (*)	**(C=A+B)**	**46.149**	**53.596**	**(7.447)**
Current financial assets (*)				
Financial receivables and other current financial assets		(266)	(196)	(70)
Cash and cash equivalents		(5.208)	(6.601)	1.393
	(3)	(5.474)	(6.797)	1.323
Less:				
Current financial receivables for lessors' net investments		141	113	28
Current assets for hedging derivatives		91	66	25
		232	179	53
TOTAL CURRENT FINANCIAL ASSETS (*)	**(D)**	**(5.242)**	**(6.618)**	**1.376**
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	**(E=C+D)**	**40.907**	**46.978**	**(6.071)**
Non-Current financial assets (*)				
Financial receivables and other non-current financial assets	(4)	(670)	(647)	(23)
Less:				
Non-current financial receivables for lessors' net investments		222	203	19
Non-current assets for hedging derivatives		156	31	125
		378	234	144
TOTAL NON-CURRENT FINANCIAL ASSETS (*)	**(F)**	(292)	(413)	121
NET FINANCIAL DEBT	(G=E+F)	40.615	46.565	(5.950)

COMPOSITION OF THE NET FINANCIAL DEBT:

Total gross financial debt				
Non-current financial liabilities	(1)	40.069	41.140	(1.071)
Current financial liabilities	(2)	6.690	12.869	(6.179)
		46.759	**54.009**	**(7.250)**
				-
Total gross financial assets				-
Non-current financial assets	(4)	(670)	(647)	(23)
Current financial assets	(3)	(5.474)	(6.797)	1.323
		(6.144)	**(7.444)**	**1.300**
		40.615	46.565	**(5.950)**

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

TELECOM ITALIA GROUP

Details of underlying growth:

(millions of euro)	2006 (a)	2005 (b)	Change (a-b)	%
HISTORICAL BASIS REVENUES	31,275	29,919	1,356	4.5
Effect of change in the scope of consolidation		82		
Effect of change in exchange rates		385		
COMPARABLE REVENUES	31,275	30,386	889	2.9

(millions of euro)	2006 (a)	2005 (b)	Change (a-b)	%
HISTORICAL BASIS EBITDA	12,850	12,517	333	2.7
Effect of change in the scope of consolidation	-	(58)		
Effect of change in exchange rates	-	91		
Non-organic (Income) Expenses	232	416		
Non-recurring (Income) Expenses:	28	290		
Release of provision for risks relating to Antitrust fine	-	*(37)*		
Expenses for mobility agreements under ex lege 223/91 and extraordinary manager termination program	-	*273*		
Settlement with Opportunity	-	*50*		
Corporate restructuring costs	*13*	*4*		
Industrial reconversion expenses	*13*	-		
Additional Antitrust fine	*2*	-		
Other non-organic (Income) Expenses:	204	126		
Restructuring costs	*107*	*32*		
Settlements with customers and other operators	*61*	*38*		
Other (Income) Expenses, net	*36*	*56*		
COMPARABLE EBITDA	13,082	12,966	116	0.9

(millions of euro)	2006 (a)	2005 (b)	Change (a-b)	%
HISTORICAL BASIS EBIT	7,437	7,499	(62)	(0.8)
Effect of change in the scope of consolidation		(41)		
Effect of change in exchange rates		-		
Non-organic (Income) Expenses	127	201		
Non-organic (Income) Expenses already described under EBITDA	232	416		
Additional non-recurring (Income) Expenses	(120)	(264)		
Gains on sale of properties to funds	*(135)*	*(264)*		
Gain on sale of Ruf Gestion	*(27)*	-		
Loss on sale of Telecom Italia Learning Services	*33*	-		
Loss on sale of "Radiomaritime Activities"	*9*	-		
Additional non-organic (Income) Expenses:	15	49		
Other Losses (Gains)	*(3)*	-		
Other (Income) Expenses	*18*	*49*		
COMPARABLE EBIT	7,564	7,659	(95)	(1.2)

TELECOM ITALIA S.P.A.

Details of non-recurring items:

(thousands of euro)	2006 (a)	2005 (b)	Change (a – b)
Other income:			
Release of provision for risks relating to Antitrust fine	-	37,000	(37,000)
Personnel costs:			
Expenses for mobility agreements under ex lege 223/91 and extraordinary manager termination program	-	(263,257)	263,257
Other operating expenses:			
Settlement with Opportunity	-	(50,368)	50,368
Additional Antritrust fine	(2,500)	-	(2,500)
IMPACT OF NON-RECURRING ITEMS ON EBITDA	(2,500)	(276,625)	274,125
Gains (losses) realized on disposals of non-current assets:			
Gains on sale of properties	141,423	278,844	(137,421)
Loss on sale of "Radiomaritime Activities"	(9,197)	-	(9,197)
IMPACT OF NON-RECURRING ITEMS ON EBIT	**129,726**	**2,219**	**127,507**
Financial Income (Expenses):			
Release of provision relating to Avea I.H.A.S.	90,701	78,577	12,124
Loss on sale of investments	(45,389)	(23,334)	(22,055)
Other financial expenses	(4,100)	-	(4,100)
IMPACT OF NON-RECURRING ITEMS ON INCOME BEFORE TAXES	**170,938**	**57,462**	**113,476**
Effect on income taxes	(80,185)	(43,622)	(36,563)
IMPACT OF NON-RECURRING ITEMS ON NET INCOME FOR THE YEAR	**90,753**	**13,840**	**76,913**

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 08th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager